August 18, 2017

Securities and Exchange Commission                    VIA EDGAR
Washington, D.C. 20549

Re:    Applied Industrial Technologies, Inc.
Form 10-K - SEC File No. 1-2299

Dear Sir or Madam:

Transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is Applied’s Form 10-K Annual Report for the fiscal year ended June 30, 2017, together with the exhibits thereto.

The financial statements in the Report do not reflect any changes from the preceding year in accounting principles or practices, or in the method of applying any such principles or practices, except for the following (excerpted from Form 10-K):

Share-based Payment Awards
In March 2016, the FASB issued its final standard on simplifying the accounting for share-based payment awards. This standard, issued as ASU 2016-09, simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification on the statement of cash flows, and accounting for forfeitures. This update is effective for annual and interim financial statement periods beginning after December 15, 2016, with early adoption permitted. The Company early adopted ASU 2016-09 in the first quarter of fiscal 2017.

Debt Issue Costs
In April 2015, the FASB issued its final standard on simplifying the presentation of debt issue costs. This standard, issued as ASU 2015-03, requires that all costs incurred to issue debt be presented in the balance sheet as a direct reduction from the carrying value of the debt, rather than as an asset. This update is effective for annual financial statement periods beginning after December 15, 2015, and interim periods within those fiscal years. As required, the Company adopted ASU 2015-03 in the first quarter of fiscal 2017 and has applied the new standard retrospectively.

Measurement-period Adjustments for Business Combinations
In September 2015, the FASB issued its final standard on simplifying the accounting for measurement-period adjustments for business combinations. This standard, issued as ASU 2015-16, requires that an entity that is the acquirer in a business combination that identifies adjustments to provisional amounts during the measurement period to recognize those adjustments in the reporting period in which the amounts are determined. This update further requires that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The update is effective for annual and interim financial statement periods beginning after December 15, 2015, and is applied prospectively to adjustments to provisional amounts that occur after the effective date of this update, with early adoption permitted. The Company adopted ASU 2015-16 in the first quarter of fiscal 2017.

Cordially,

/s/ Christopher Macey

Christopher Macey
Corporate Controller
(Principal Accounting Officer)